Filed by: Suncor Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Oil Sands Limited
Form F-80 File No.: 333-207268

On January 5, 2016, Suncor Energy Inc. first used or distributed the following communications:

1.	Written presentation materials entitled “Suncor’s Offer for Canadian Oil Sands Limited: Premium Value and a Significantly Reduced Risk Profile – Tender your shares now” dated January 5, 2016;

2.	Transcript of the audio portion of a webcast presentation and conference call originally held by Suncor Energy Inc. on January 5, 2016.

Exhibit 1

Explanatory Note: The following are written presentation materials entitled “Suncor’s Offer for Canadian Oil Sands Limited: Premium Value and a Significantly Reduced Risk Profile – Tender your shares now” first used by Suncor Energy Inc. on January 5, 2016.

(Presentation Materials Begin on the Following Page)

Suncor's Offer for Canadian Oil Sands Limited Information for Canadian Oil Sands Limited (COS) Shareholders – Published January 5, 2016 Premium Value and a Significantly Reduced Risk Profile Tender your shares now Please review Advisories section

Advisories NOTICE TO U.S. HOLDERS The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.   Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.   The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.   THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.   Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.   On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. This presentation is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC's website (www.sec.gov).

Advisories (continued) OFFER DOCUMENTS  This presentation does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, as it may be amended from time to time, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this presentation is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. Certain information contained in this presentation has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS' profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS' publicly filed documents, including the financial and production information reproduced herein. COS has not reviewed this presentation and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this presentation, including all of its financial and production information has been derived, by necessity, from COS' public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information. The information provided in this presentation is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. Forward-Looking Statements This presentation and the accompanying dialogue contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the Offer (including Suncor’s intentions around extending or increasing the offer, the proposed transaction summary (consideration, key metrics, and key conditions and timing) and the expected COS shareholder potential benefits, including dividend increases and significantly reduced risk profile in Suncor vs. COS);  the premium value Suncor believes it can create for its shareholders; COS future production; the expectation that Suncor can weather these times better than its peers and much better than COS; Suncor’s intention to devote the resources necessary to work with its partners to achieve real and lasting improvements at Syncrude; the expectation the price of COS shares will drop – sharply, to the COS pre-offer price or lower (under $5) with limited prospects of bouncing back any time soon, if the offer is not accepted in accordance with its terms; market expectations around an oil price recovery;  the NYMEX CL Light Sweet Crude Oil Futures contract settlement prices as presented on slides herein; Suncor’s expectations of COS’ free cash flow for 2016 to 2020 and that it could take COS many years before it could afford to fund a meaningful dividend increase; Suncor’s expectation that COS would be further behind the ‘8’ ball if it failed to prioritize cash to pay down debt; and Suncor’s expectation that COS shareholders would only truly benefit from rising oil prices if Syncrude is able to sort out its production and cost issues, all which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; market reaction to events and the unpredictability of prices at which Suncor and COS shares will trade; COS’ use of its future free cash flow; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions. (…Continued)

4

Advisories (continued)

FORWARD-LOOKING STATEMENTS (CONTINUED)

All figures and descriptions provided herein related to the proposed transaction, including those around consideration, key metrics, pro forma ownership, reasons for the Offer, potential benefits to Suncor and COS shareholder and expected pro forma benefits are based on and assume the following: (i) Suncor's and COS' dividends, debt, liquidity, credit ratings, debt costs and assets (including reserves) will not in any way change from what was the case on January 4, 2016, in the case of Suncor, and from what Suncor ascertained from COS' public filings on SEDAR up to and including December 30, 2015, in the case of COS, and in the case of reserves, those reported by Suncor and COS in their most recent annual information forms as at December 31, 2014; (ii) 484.6 million common shares of COS issued and outstanding immediately prior to the closing of the Offer; (iii) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (iv) no other Suncor common shares or common shares of COS are issued before closing of the Offer.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor's management's discussion and analysis ("**MD&A**") for the period ended September 30, 2015 (the "**Third Quarter MD&A**") and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor's actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Third Quarter MD&A, and in Suncor's 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this presentation.

COS future free cash flow for 2016 onwards assume the following: NYMEX CL Light Sweet Crude Oil future contract prices (US$/Bbl) as of Dec 30, 2015: 2016E ($41.22), 2017E ($46.12), 2018E ($49.50), 2019E ($52.10), 2020E ($53.76).

NON-GAAP MEASURES

Certain financial measures in this presentation – namely free cash flow and cash flow from operations – are not prescribed by Canadian generally accepted accounting principles ("GAAP"). All non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors.

Free cash flows and cash flow from operations for COS for 2012, 2013, 2014 and the first nine months of 2015 are defined and reconciled as follows:

				Nine months ended Sept. 30
Canadian Oil Sands ($ millions)	2012	2013	2014	2015
Cash flow provided by (used in) operating activities	**1 864**	**1 583**	**745**	**315**
Increase (decrease) in non-cash working capital	(283)	(236)	361	(87)
Cash flow from operations	**1 581**	**1 347**	**1 106**	**228**
Capital and exploration expenditures	(1 086)	(1 342)	(930)	(312)
Free cash flow	**495**	**5**	**176**	**(84)**
Dividend	(654)	(678)	(678)	(73)
Free cash flow less dividend	**(159)**	**(673)**	**(502)**	**(157)**

If you do nothing, you say “no” to immediate value Share price premium 42% to the COS pre-offer price1 Immediate dividend uplift 45% increase over current COS dividend Based on the closing price of Suncor on the TSX on January 4, 2016. Includes distributions on COS predecessor’s trust units prior to December 31, 2010. Global peers in alphabetical order, not necessarily as they appear in the chart: Anadarko Petroleum Corporation, Apache Corporation, COS, Cenovus Energy Inc., Chesapeake Energy Corporation, Chevron Corporation, Canadian Natural Resources Limited, ConocoPhillips Co., Devon Energy Corporation, Encana Corporation, Enersis S.A., EOG Resources Inc., Exxon Mobil Corporation, Hess Corporation, Husky Energy Inc., Imperial Oil Limited, Marathon Oil Corporation, Murphy Oil Corporation, Occidental Petroleum Corporation, Royal Dutch Shell P.L.C. and Total S.A. Five Year Dividend/Distribution Growth2 September 2010 to September 2015 190% Global peers3 -100% 0% 100% 200% COS Suncor -90% Continued oil sands ownership through Canada’s leading integrated energy company

Recent history has seen share prices fall sharply after offers were withdrawn WTI The value of your investment is at risk if the Suncor offer goes away COS share price expected to decline if Suncor offer goes away The possible drop in COS share price assumes that the COS share price falls back to the pre-offer price as a result of the withdrawal of Suncor’s offer and falls a further 19% due to the greater than 19% drop in WTI since October 2, 2015. COS has stated that its share price is 98% correlated with the price of oil. Strad Energy Services Pacific Rubiales K+S AG -24% -44% -68% Pre- Offer Price Peak Increase Offer Withdrawal Change since day before offer withdrawal to Dec. 31, 2015 Sep-15 Oct-15 Nov-15 Dec-15 COS Jan-16 expected Pre- Offer Price Potential drop vs. Dec. 31, 2015 closing price1 -80% -60% -40% -20% 0% 20% 40% 60% 80% -80% -60% -40% -20% 0% 20% 40% 60% -39% 80%

COS has limited potential to increase dividends this decade “When there’s been so many years of underperformance, you can’t bake any enhanced performance into any of the numbers we look at and that’s what has brought us to this negative outlook for them,” – Terry Marshall, Moody’s Canada Senior Vice President, as cited in the National Post, December 22, 2015 COS free cash flow less dividends1,2 COS has committed to paying down $1 billion in debt before increasing the dividend All estimated free cash flow (less current dividend) through the end of the decade would need to be paid out to lenders, not shareholders, based on recommendations by COS management and above projections1,2 No meaningful increase to shareholder return for at least 5 years based on historical results, COS’ capital outlook and market outlook3 Free cash flow is a Non-GAAP Measure.  Please see the Advisories - Non-GAAP Measures on page 4 of this presentation.  Free cash flow less dividends for 2012 to 2014 and the first nine months of 2015 is defined and reconciled in the Advisories – Non-GAAP Measures.  The figure for 2015 is equal to the free cash flow generated for COS during the first nine months of 2015 in addition to a fourth quarter number based on the average of the free cash flows generated for each of the first three quarters for 2015.  Estimates for 2016 to 2020 for COS are calculated similar to the historical numbers provided for COS free cash flow less non-cash working capital adjustment and assume the following: annual average production of 100,000 bbls/d (the average of the last 4 and 3/4 years of COS production ending September 30, 2015), $300 million spent on capex annually by COS (based on COS 2016-2019 forecast released October 19, 2015) inflated at 2% annually, annual operating costs averaging $42/bbl (the average of the last 4 and 3/4 years for COS ending September 30, 2015), quarterly dividends of $0.05/share, oil prices for each year equal to the December 30, 2015 NYMEX CL Light Sweet Crude Oil futures contract settlement average price for that particular year (see Forward-Looking Statements on page 4 for these prices), a USD/CAD exchange ratio of 0.73, and that the current tax and royalty regime applicable to COS operations for the future periods remains unchanged from what is set forth today.  The numbers for 2015 to 2020 are presented to provide Suncor’s expectations around future cash flows for COS using set assumptions and should not be used and are not appropriate for any other purpose.  Readers are cautioned that future cash flows for COS may differ materially as a result of, among other things, actuals changing from the assumptions used. NYMEX CL Light Sweet Crude Oil future contract prices are provided in the Advisories – Forward-looking Statements. ($800) M ($600) M ($400) M ($200) M $0 M $200 M $400 M 2012 2013 2014 20152 2016 2017 2018 2019 2020 All of this estimated free cash flow would be allocated to repay debt = ~$1 billion

COS– a history of over promising and under delivering “Whenever Canadian Oil Sands comes out with guidance, the presumption is that it will not be met,… When Suncor comes out with guidance, the expectation is that they will meet or beat guidance.” – Randy Ollenberger, BMO Capital Markets Research Analyst, National Post, Dec. 22, 2015 What COS Says: 2013: “We are not satisfied with the operating performance in 2013 and will continue working closely with Syncrude to realize higher production volumes in 2014 and over the coming years.” COS 2013 AR 2014: “…there will come a point whereby enough constraints have been removed that we will begin to see our improvement efforts translate into higher production.” COS 2014 AR 2015: “With major investments already in the ground Syncrude will be able to sustain and even grow production…” COS 2016 Budget Call The Facts: Not only has COS missed its single point production targets for the last eight years, but Syncrude production has experienced declines for the last five years

Protect your investment – every share counts Oil prices have fallen to the mid- $30’s (US$) with no relief in sight Canadian Oil Sands is bleeding cash Operational problems at Syncrude continue COS has acknowledged no better offer is coming Sharp drop in COS share price almost certain if COS shareholders don’t tender their shares TAKE ACTION IMMEDIATELY CONTACT YOUR BROKER IMMEDIATELY TO ENSURE YOUR TENDER DECISION CAN BE PROCESSED ON TIME. SUNCOR’S OFFER EXPIRES ON FRIDAY, JANUARY 8, 2016 AT 6:00 PM MOUNTAIN TIME (8:00 PM EASTERN TIME). CALL YOUR BROKER VISIT OUR WEBSITE TENDER YOUR SHARES For more information about Suncor’s Offer for COS, visit: suncorofferforcanadianoilsands.com D.F. King has been retained as information agent for the offer. Any questions or requests for assistance in tendering COS shares should be directed to D.F. King at: Toll Free in North America: 1-866-521-4427 Banks, Brokers and Collect Calls: 1-201-806-7301 Toll Free Facsimile: 1-888-509-5907 Email: inquiries@dfking.com

Appendix

11

Current tender process, timing and instructions (subject to change)

- **Offer expires Friday, January 8th at 6 pm MT (8 pm ET)**
- Registered COS shareholders wanting to benefit from the Offer must complete and deliver Letter of Transmittal and share certificates to Depositary
- Beneficial (i.e. non-registered) COS shareholders must contact their broker, financial institution or other entity that holds their Shares to tender to the Offer. **These offices may have deadlines earlier than the offer expiry. Contact them today.**

Questions can be directed to:		**Toll Free in North America**	**Outside North America**
Suncor Investor Relations	Offer@suncor.com	1-800-558-9071	403-296-9068
Information Agent: D.F. King Canada	Inquiries@dfking.com	1-866-521-4427	201-806-7301
Dealer Managers: J.P. Morgan Securities Canada Inc.		1-888-270-2178	403-532-2134
CIBC World Markets Inc.		1-844-670-8949	416-956-3001
Depository: Computershare Investor Services	CorporateActions@computershare.com	1-800-564-6253	514-982-7555

SUNCOR

Visit us at the Investor Centre on Suncor.com 1-800-558-9071 offer@suncor.com Investor Relations Contacts Steve Douglas David Burdziuk Leigh MacComb Sam Enns Vice President IR Manager IR Analyst IR Associate IR

Exhibit 2

Explanatory Note: The following is a transcript of the audio portion of a webcast presentation and conference call originally held by Suncor Energy Inc. on January 5, 2016. The slide deck accompanying this presentation is filed herewith as Exhibit 1.

(Transcript Begins on the Following Page)

Suncor investor conference call

January 5, 2016

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Suncor offer for Canadian Oil Sands webcast. As a reminder, this conference is being recorded, Tuesday, January 5, 2016. I would now like to turn the conference over to Steve Douglas, Suncor Energy’s Vice President, Investor Relations. Please go ahead, sir.

Steve Douglas

Thank you, operator. And good morning, and welcome, everyone. With me here this morning is Suncor’s President and Chief Executive Officer, Steve Williams.

As you know, Suncor’s offer to acquire all the shares of Canadian Oil Sands Limited expires in less than four days – at 6:00 pm Mountain Time / 8:00 pm Eastern Time this Friday, January the 8th.

With that top of mind, we’ll take the next few minutes to review the benefits to Canadian Oil Sands shareholders of accepting our offer – and the risks we believe of rejecting it. After that we’ll be open for questions.

During the call and throughout the offer period, you can direct questions to us by e-mailing offer@suncor.com, that’s O-F-F-E-R @suncor.com.

You can review the complete offer materials filed on SEDAR and EDGAR and on our offer website. You can also contact our Investor Relations department or DF King, our information agent. The contact details are included in the back pages of today’s presentation, as well as in yesterday’s news release and on our website at suncor.com.

Before we begin, I’d like to point out that Suncor’s offer to purchase shares of Canadian Oil Sands is being made subject to the terms and conditions set out in Suncor’s Offer to Purchase and Take-Over Bid Circular dated October 5th, 2015, as varied and amended November 12th and December 3rd, 2015, along with the accompanying offer documents. The information being presented today is qualified in its entirety by reference to the complete text of the offer documents, which should be read carefully before decisions are made with respect to the offer.

This presentation should also be viewed and considered in conjunction with the accompanying slide deck, which is available on Suncor’s website and can be downloaded. Please carefully review the advisories at the beginning of the slide deck and in the offer documents, both of which provide important information. This presentation doesn’t constitute an offer or a solicitation of an offer to buy or sell securities. Suncor’s offer is being made solely by means of the offer documents.

And of course, this presentation contains forward-looking statements and forward-looking information. Forward-looking statements and information are not guarantees of future performance, and they do involve a number of risks and uncertainties. Actual performance may differ materially from what is presented by such forward-looking statements and information. This presentation also includes references to free cash flow, which is a non-GAAP measure, as described on slide 4.

With that, I will turn the call over to Steve Williams.

Steve Williams

Thank you Steve. Good morning everyone, and thank you for joining us this morning.

As Steve mentioned, our offer expires in four days which means you must act now if you wish to accept our offer. And without a significant show of support by Canadian Oil Sands shareholders tendering to our offer, we currently have no intention to extend.

That means Canadian Oil Sands shareholders who haven’t already tendered their shares have a very important decision to make – and precious little time to act.

The purpose of this call is to clear up some of the misinformation you’ve been receiving from Canadian Oil Sands’ Board and management, and answer any final questions you might have about our offer, or about the value we believe we can create for you as a new Suncor shareholder and how that compares to the prospects for Canadian Oil Sands on a stand-alone basis.

So our goal is for you to leave this call feeling fully informed and confident in tendering your shares as soon as possible and before the deadline this Friday.

First, let me remind you of the significant and immediate value in our offer.

Canadian Oil Sands shareholders will receive 0.25 Suncor shares for each Canadian Oil Sands share. In the letter it filed on Christmas Eve, the Canadian Oil Sands Board incorrectly claimed that its shares are worth more than that. The market is saying otherwise.

Based on yesterday’s close, our offer equates to $8.82 per Canadian Oil Sands share, which represents an implied premium of 42% to the pre-offer price of $6.19 per share.

As an owner of Canada’s leading integrated energy company, you will also receive an immediate 45% increase in the amount of dividends you receive.

With a larger ownership position in Syncrude, we intend to devote the resources necessary to work with our partners to achieve real and lasting operational improvements at Syncrude. And as a Suncor shareholder, you would get the benefits of those gains as well.

These are obviously tough times for energy companies, but we sincerely believe that Suncor can weather these times better than our peers, and much better than Canadian Oil Sands. We have a rock solid balance sheet, and proven that we can make money and create shareholder value when oil prices rise, and when they don’t.

So I think the numbers are clear.

Over the five years leading up to our October 5th offer, Suncor increased its dividend by 190% with a total shareholder return of more than 15%. Facing the exact same market conditions, Canadian Oil Sands cut its dividend by 90%, and its shareholders endured a negative total return of 69% during the period.

So…premium value…a significant dividend increase…a rock solid balance sheet…a track record of strong operational performance…and an ongoing stake in Canada’s leading integrated energy company.

That’s what you get with Suncor’s offer.

The Canadian Oil Sands Board and management are saying that shareholders would be better off if Suncor went away.

So let’s put aside the rhetoric for a moment and review the facts.

First of all, if our offer is rejected, you can expect the price of your shares to drop sharply. As a starting point, we believe it’s fair to assume that the price would return to its pre-offer level of $6.19 per share, that’s a decline of more than 25% from where it closed December 31st.

Assuming that Canadian Oil Sands is correct when it says that its share price is 98% correlated to the price of oil, your shares could drop a further 20% below their pre-offer level given the approximate 20% decline in oil prices we’ve experienced over the past three months since we originally made our offer. That implies a Canadian Oil Sands share price of approximately $5 representing a drop of almost 40% from where Canadian Oil Sands shares closed December 31st, with limited prospects of bouncing back any time soon.

Of course, we can’t know for certain what will happen to the Canadian Oil Sands shares if our offer goes away. What we do know is what has happened to other companies in similar circumstances.

–	Pacific Exploration and Production Corp. (formerly known as Pacific Rubiales Energy Corp.) – is trading approximately 68% lower since a bid for its shares terminated on July 8 last year;

–	Strad Energy Services Ltd. is trading approximately 44% lower since a proposed offer from Total Energy Services terminated September 23 last year; and

–	K&S Potash is trading approximately 24% lower since the termination of an offer from Potash Corp. October 4 last year.

So, the choice is yours – you can accept Suncor’s offer and capture a significant premium while retaining oil sands exposure through Canada’s leading integrated energy company

OR

You can absorb an immediate share price decline, possibly of 40% or more, and hope for an oil price recovery the market doesn’t expect anytime soon.

And that is the potential immediate impact. Let’s consider Canadian Oil Sands’ longer-term prospects.

Using the current oil price outlook – and we’re talking about the market’s forecast, not Suncor’s – it could take many years before Canadian Oil Sands can afford to fund a meaningful dividend increase. This is because Canadian Oil Sands has said, and wisely to be frank in our view, that its priority is to use any positive free cash flow to pay down $1 – to $2 billion of its current debt load.

With Canadian Oil Sands’ credit profile already just one notch above “junk” status, a failure to prioritize cash to pay down debt would only put the company further behind the ‘8’ ball.

Of course Canadian Oil Sands will tell you that it is poised to benefit when prices turn.

But many analysts believe it could be years before prices recover and oil futures suggest we won’t see a return to $55 WTI until at least 2020. These aren’t our predictions, but actual contracts which indicate the market’s view on prices.

So even for long-term investors, that’s a long time to wait.

And even then, Canadian Oil Sands shareholders would only truly benefit from rising oil prices if Syncrude is able to sort out its production and cost issues.

Naturally, Canadian Oil Sands has insisted that things are getting better at Syncrude. Unfortunately, this has become something of an annual tradition for Canadian Oil Sands. For the past eight years Canadian Oil Sands has over promised and under delivered. And the pattern continues, as you can see very plainly on this slide.

Just last month Canadian Oil Sands proclaimed, and I quote, “A New Era of Lower Cost Operations” for Syncrude.

That was December 1st. A week later, on December 8th, Syncrude experienced yet another operational setback that will cost it at least 40 days of reduced production.

And make no mistake: this was not planned maintenance as Canadian Oil Sands has implied. No one plans maintenance in Fort McMurray at three days’ notice, in the dead of winter, over Christmas. It was an emergency shut down – and we think shareholders deserve the truth on this latest operational problem.

So let’s turn now to the claim that Canadian Oil Sands made in November to the Alberta Securities Commission about having four highly credible parties apparently willing to make superior offers.

Finally, yesterday, Canadian Oil Sands acknowledged what we suspected all along. They have no superior offer.

After all this time, all Canadian Oil Sands is offering is hope for a price recovery that the market doesn’t see coming anytime soon, and operational improvements at Syncrude for which there unfortunately is simply no evidence.

Some of you may still be wondering if we will increase our offer so let me be clear and frank – we believe our offer is full and fair, and we have no plans whatsoever to do so.

So the choice is clear.

Tender your shares and receive significant upfront premium, an immediate dividend increase and ownership in Canada’s leading integrated energy company – a company by the way that has demonstrated it can create value when oil prices are low, and when they rise, and that has a proven track record of driving industry-leading operational performance at large complex oil sands operations.

Or you can stick with Canadian Oil Sands in this “lower for even longer oil price environment”. …A heavily indebted company that is pinning its hopes on an oil price recovery and improved operational results from its one underperforming asset over which it has no control.

So as you’ve heard me say repeatedly, “hope is not a strategy.” As a Canadian Oil Sands Shareholder, doing nothing is the same as rejecting our offer.

If you wish to protect the value of your investment and receive the benefits of our offer – it is vitally important that you take action IMMEDIATELY.

Call your broker today. Go to our website. Call our information agent, DF King at the number listed on our website and in all of our materials.

And tender your shares before 6:00 pm Mountain Time / 8:00 pm Eastern Time – this Friday, January 8. In fact, we recommend that you get your instructions to your broker immediately to ensure that they are processed in time. And we remind shareholders that certain brokers and intermediaries will have tender deadlines today or tomorrow, so please act now.

Thank you very much for your time and attention. We will now be pleased to take your questions. Operator…

ADVISORIES

NOTICE TO U.S. HOLDERS

The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. This transcript is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

OFFER DOCUMENTS

This transcript does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, as it may be amended from time to time, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this transcript is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Certain information contained in this transcript has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS’ profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including the financial and production information reproduced herein. COS has not reviewed this transcript and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this transcript, including all of its financial and production information has been derived, by necessity, from COS’ public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

Forward-Looking Statements

This transcript contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the Offer (including Suncor’s intentions around extending or increasing the offer, the proposed transaction summary (consideration, key metrics, and key conditions and timing) and the expected COS shareholder potential benefits, including dividend increases and significantly reduced risk profile in Suncor vs. COS); the premium value Suncor believes it can create for its shareholders; COS future production; the expectation that Suncor can weather these times better than its peers and much better than COS; Suncor’s intention to devote the resources necessary to work with its partners to achieve real and lasting improvements at Syncrude; the expectation the price of COS shares will drop – sharply, to the COS pre-offer price or lower (under $5) with limited prospects of bouncing back any time soon, if the offer is not accepted in accordance with its terms; market expectations around an oil price recovery; the NYMEX CL Light Sweet Crude Oil Futures contract settlement prices as presented on the slide deck that forms part of the presentation to which this transcript relates; Suncor’s expectations of COS’ free cash flow for 2016 to 2020 and that it could take COS many years before it could afford to fund a meaningful dividend increase; Suncor’s expectation that COS would be further behind the ‘8’ ball if it failed to prioritize cash to pay down debt; and Suncor’s expectation that COS shareholders would only truly benefit from rising oil prices if Syncrude is able to sort out its production and cost issues, all which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; market reaction to events and the unpredictability of prices at which Suncor and COS shares will trade; COS’ use of its future free cash flow; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

All figures and descriptions provided herein related to the proposed transaction, including those around consideration, key metrics, pro forma ownership, reasons for the Offer, potential benefits to Suncor and COS shareholder and expected pro forma benefits are based on and assume the following: (i) Suncor’s and COS’ dividends, debt, liquidity, credit ratings, debt costs and assets (including reserves) will not in any way change from what was the case on January 4, 2016, in the case of Suncor, and from what Suncor ascertained from COS’ public filings on SEDAR up to and including December 30, 2015, in the case of COS, and in the case of reserves, those reported by Suncor and COS in their most recent annual information forms as at December 31, 2014; (ii) 484.6 million common shares of COS issued and outstanding immediately prior to the closing of the Offer; (iii) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (iv) no other Suncor common shares or common shares of COS are issued before closing of the Offer.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Third Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this transcript.

COS future free cash flow for 2016 onwards assume the following: NYMEX CL Light Sweet Crude Oil future contract prices (US$/Bbl) as of Dec 30, 2015: 2016E ($41.22), 2017E ($46.12), 2018E ($49.50), 2019E ($52.10), 2020E ($53.76).

NON-GAAP MEASURES

Certain financial measures in this transcript – namely free cash flow and cash flow from operations – are not prescribed by Canadian generally accepted accounting principles (“GAAP”). All non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors. Reconciliations for such non-GAAP measures are available in the slide deck that forms part of the presentation to which this transcript relates.